Exhibit (d)(4)

Reis, Inc.

May 25, 2018

Moody’s Corporation

7 World Trade Center

250 Greenwich Street

New York, New York 10007

United States of America

Attention: David Platt

Ladies and Gentlemen:

In connection with your consideration of a possible negotiated transaction (the “Transaction”) between Reis, Inc. (the “Company”) and Moody’s Corporation (“you”) or any of your affiliates (as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), the Company may make available to you certain non-public, confidential or proprietary information concerning the Company and/or its subsidiaries. The execution and delivery by you of this letter is a prerequisite to any such information being furnished to you.

1.	Definitions.

1.1 The term “Approved Equity Source” means any of your potential sources of equity financing (including co-bidders) as shall be approved in writing by the Company or its Representatives on its behalf.

1.2 The term “Evaluation Material” means all confidential, proprietary or nonpublic information (whether written, verbal, electronic, visual or otherwise) concerning the Company or its affiliates or its or their businesses, financial condition, operations, assets and/or liabilities (whether prepared by the Company, its Representatives or otherwise) that has been or will be furnished to you or any of your Representatives by or on behalf of the Company or any of its Representatives, and includes all data, reports, interpretations, forecasts, business plans and records, financial or otherwise, concerning the Company or its affiliates that the Company or any of its Representatives have provided or will provide to you or any of your Representatives as well as the relevant parts of any notes, analyses, compilations, studies, interpretations or other documents prepared by you or your Representatives to the extent that they contain, reflect or are based upon, in whole or in part, the information provided to you or your Representatives in connection with the exploration of a possible negotiated Transaction. The term “Evaluation Material” shall also be deemed to include Transaction Information (as defined below) except where otherwise expressly provided. The term “Evaluation Material” does not include information that (i) is or becomes generally available to the public (other than as a result of a disclosure by you or your Representatives in violation of this letter agreement), (ii) was within your or your Representatives possession (as can be demonstrated by you or your Representatives) prior to it being furnished to you by or on behalf of the Company or any of its Representatives, provided that such information was not known by you or your Representatives to be subject to a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party, (iii) becomes available to you on a non-confidential basis from a source other than the Company or its Representatives, provided that to your knowledge such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information, or (iv) has been otherwise independently developed by you or your Representatives (as can be demonstrated by you or your Representatives) without use or reference to any Evaluation Material or any information from a source bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information.

1.3 The term “person” shall be broadly interpreted to include any individual, corporation, partnership, limited liability company, joint venture, group, governmental entity, or other entity.

1.4 The term “Representatives” means, with respect to any person, the person’s affiliates and its and their respective directors, officers, employees, advisors (including financial advisors, counsel and accountants) and other representatives. With respect to you, the term “Representatives” shall not include any potential source of equity financing (including any co-bidder) unless such source is your affiliate or an Approved Equity Source.

1.5 The term “Transaction Information” means any and all information (i) that this letter agreement exists, (ii) that you and the Company are considering a Transaction, (iii) that any investigations, discussions or negotiations involving you are taking place concerning a possible Transaction, (iv) that you have requested or received any Evaluation Material, or (v) that includes any of the terms, conditions or other non-public facts or confidential information with respect to a possible Transaction or such investigations, discussions, or negotiations, including the status thereof or any opinion or view with respect to the Company or the Evaluation Material in the context of a possible Transaction.

2.	Nondisclosure and Use of Evaluation Material.

2.1 Nondisclosure and Use of Evaluation Material. You agree that you shall, and you shall cause your Representatives, to: (i) use the Evaluation Material solely for the purpose of evaluating your possible participation in a possible negotiated Transaction, (ii) keep the Evaluation Material confidential, and (iii) not disclose any of the Evaluation Material to any person in any manner whatsoever; provided, that (a) you may make any disclosure of such information to which the Company or one of its authorized Representatives gives its prior written consent; (b) any of such information may be disclosed to your Representatives who need to know such information for the sole purpose of evaluating your possible participation in a possible negotiated Transaction, and who are advised of the confidentiality obligations that attach to the Evaluation Material (it being agreed that you will be responsible for any violations of the provisions of this Section 2 by any of your Representatives); (c) you may disclose Transaction Information (but only such Transaction Information) that, on the advice of your counsel, is required to be disclosed by law or the rules of any exchange to which you are subject; provided, that, prior to making any such disclosure, you notify and provide the Company with a copy of the proposed disclosure and, to the extent practicable under the circumstances, provide the Company with an opportunity to comment on such disclosure; and (d) you or your Representatives may disclose Evaluation Material to the extent required pursuant to any decree or order of any judicial, administrative, legislative, or regulatory body (an “Order”), but in the case of this subparagraph (d) only in accordance with the specifications delineated in Paragraph 2.3 below.

2.2 Agreements with Third Parties. In considering a possible negotiated Transaction and reviewing the Evaluation Material, you represent and warrant that you and your Representatives are acting solely on your own behalf and not as part of a group with any third parties (other than potentially your wholly-owned subsidiaries). You will not, directly or indirectly, without the Company’s or one of its authorized Representative’s consent, enter into any agreement, arrangement or understanding, or any discussions that may lead to the same with any person (other than your Representatives) regarding a possible negotiated Transaction involving the Company and you represent and warrant that neither you nor any of your Representatives have entered into any such agreement, arrangement, understanding or discussions prior to the date of this letter agreement. You agree, without the Company’s or one of its authorized Representative’s prior written consent, not to approach, or have discussions with, any other person regarding the possibility of joining in a combined proposal for a possible negotiated Transaction involving the Company. You also agree, without the Company’s or one of its authorized Representative’s prior written consent, not to, directly or indirectly, enter into any oral or written agreement, arrangement or understanding regarding the engagement of any potential source of debt or equity financing (including co-bidders) in connection with a potential Transaction on an exclusive basis or in such a manner that would otherwise prohibit or impede any other person from obtaining debt or equity financing from such potential source of debt or equity financing (including co-bidders).

2.3 Compulsory Disclosure. In the event that you or your Representatives are required by any Order to disclose any of the Evaluation Material (other than Transaction Information in a circumstance covered by Paragraph 2.1(c) above), to the extent not prohibited by such Order you shall, to the extent reasonably practicable and legally permissible, provide the Company with prompt written notice of any such requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this letter agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, you or any of your Representatives are nonetheless, on the advice of your counsel, required by any Order to disclose Evaluation Material, you or your Representative may, without liability hereunder, disclose to the applicable tribunal only that portion of the Evaluation Material which such counsel advises you is legally required to be disclosed, provided that you exercise your reasonable best efforts to preserve the confidentiality of the Evaluation Material, including, without limitation to the extent not prohibited by such Order, by cooperating with the Company to obtain an appropriate protective order or other reliable assurance that the confidential treatment will be accorded the Evaluation Material.

2.4 Return and Destruction of Evaluation Material. If you or your Representatives decide that you do not wish to participate in the Transaction, you will promptly inform the Company or its Representatives of that decision. In that case, or at any time upon the written request of the Company for any reason, you will promptly deliver to the Company all documents furnished to you or your Representatives by or on behalf of the Company pursuant hereto without keeping any copies, in whole or part, thereof. In the event of such a decision or request, all other Evaluation Material prepared by you or your Representatives shall be destroyed and no copy thereof shall be retained and you shall cause one of your authorized officers to deliver to the Company a notice stating that you have complied with all of the requirements of this Paragraph 2.4, except to the extent that retention of Evaluation Material is required by any Order or applicable law, rule, regulation or legal process, or for use in actual or anticipated litigation and regulatory compliance. Notwithstanding the foregoing, (i) you shall not be required to destroy or delete Evaluation Material in any electronic backup systems, provided that such retained Evaluation Material shall only be accessible by members of your information technology team and shall not be accessed or used for any purposes except as permitted under this letter agreement, and in any event, shall remain subject to the obligations of confidentiality hereunder so long as such Evaluation Material is so retained, (ii) your Representatives that are accounting firms, regulated financial institutions or counsel may retain copies of the Evaluation Material in accordance with policies and procedures implemented by such persons in order to comply with applicable law, regulation, professional standards or reasonable business practice, and (iii) you may retain in your legal department’s files one copy of the Evaluation Material to ensure your compliance with the terms set for in the provisions of this Section 2.4, provided that such retained Evaluation Material shall only be accessible by members of your legal department and shall not be accessed or used for any purposes except as permitted under this letter agreement, and in any event, shall remain subject to the obligations of confidentiality hereunder so long as such Evaluation Material is so retained. Notwithstanding the return or the destruction of the Evaluation Material, you and your Representatives will continue to be bound by your obligations of confidentiality and other obligations hereunder.

2.5 Ownership of the Evaluation Material. You agree that as between you and the Company, the Company is the exclusive owner of the Evaluation Material and all intellectual property rights therein and thereto. The Company does not grant you or your Representatives any license of those rights.

2.6 Highly-Confidential Material. You agree and acknowledge that certain highly confidential Evaluation Material identified by the Company may be provided for review only by a limited number of your Representatives who (x) are expressly approved by the Chief Executive Officer or Chief Financial Officer of the Company and (y) execute an individual confidentiality agreement with the Company.

3. Non-Solicitation. You agree that, for a period of eighteen (18) months after the date of this letter agreement, neither you nor your affiliates will, directly or indirectly, solicit for employment or employ any of the officers or employees of the Company or any of its subsidiaries with whom you or your Representatives have had contact, directly or indirectly, or who were specifically identified to you or your Representatives during the period of your investigation of the Company in connection with the exploration of a possible negotiated Transaction, without obtaining the prior written consent of the Company. Notwithstanding the foregoing, nothing herein shall restrict or preclude your right to make generalized searches for employees in the ordinary course of business by the use of advertisements in any medium or to engage firms to conduct such searches, so long as such search firms do not target or focus on the Company or its affiliates, and to employ such persons identified through such generalized searches or to hire anyone who otherwise contacts you on his or her own initiative, with no other action by you or your Representatives in violation of the provisions set forth in this Section 3.

4. Accuracy of Evaluation Material. You acknowledge that neither the Company nor any of its Representatives is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material, and the Company and its Representatives expressly disclaims any and all liability to you or your Representatives and any other person that may be based upon or relate to (i) the use of the Evaluation Material by you or your Representatives or (ii) any errors therein or omissions therefrom. You further agree that you are not entitled to rely on the accuracy and completeness of the Evaluation Material and that you will be entitled to rely solely on those particular representations and warranties, if any, that are made to you in a definitive agreement relating to a possible negotiated Transaction when, as, and if it is executed, and subject to those limitations and restrictions as may be specified in that definitive agreement. You further agree that the Company shall also have no liability for any failure, or alleged failure, to provide information to you or your Representatives.

5. Information Request Procedures. You further agree that all communications regarding a possible negotiated Transaction, requests for additional information, and discussions or questions regarding procedures, will be submitted or directed only to Andrew Pojani, Jason Partenza or David Istock of Canaccord Genuity, Inc., and under no circumstances will you contact, communicate with or submit information requests to anyone at the Company or to any of its other Representatives without the express written consent of the Chief Executive Officer or Chief Financial Officer of the Company.

6. Standstill. In consideration of the Evaluation Material being furnished to you, you agree that, for a period of eighteen (18) months from the date of this letter agreement, neither you, nor any of your affiliates, will (and neither you nor any of your affiliates will assist, facilitate, provide or arrange financing to others, or encourage others to), directly or indirectly, acting alone or in concert with others with respect to the Company or its securities, without the prior written consent of the Company: (i) acquire, or agree, offer, seek or propose to acquire, ownership (including, but not limited to, beneficial ownership (as defined in Rule 13d-3 under the Exchange Act)) of any securities of the Company, or any rights or options to acquire such securities, or securities exchangeable for or convertible into any such securities (collectively, “Securities”); (ii) offer, propose, make any public announcement with respect to, or offer to enter into, any merger, business combination, recapitalization, consolidation, or other similar extraordinary transaction involving the Company or any of its subsidiaries or any Securities; (iii) make, or in any way participate in, any “solicitation” of “proxies” (as such terms are defined under Regulation 14A of the Exchange Act) to vote, or seek to advise or influence any person or entity with respect to the voting of, any Securities of the Company, or otherwise seek or propose, alone or in concert with others, to influence or control the management or policies of the Company; (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Securities; (v) enter into any discussions, negotiations, arrangements or understandings with any third person with respect to any of the matters set forth in the provisions of this Paragraph 6; (vi) seek or request permission to do any of the foregoing or make any public announcement regarding any of the matters set forth in the provisions of this Paragraph 6; or (vii) disclose any intention, plan or arrangement inconsistent with any of the foregoing. Notwithstanding the foregoing provisions of this Section 6, in the event that the Company publicly announces that it (or its board of directors) has approved or entered into a definitive agreement with respect to a tender offer or exchange offer, a business combination, merger or similar extraordinary transaction in respect of the Company which provides for the acquisition of more than 50% of the voting securities or assets of the Company, then in each such case you and your affiliates shall not be prohibited thereafter from proposing to the Company’s board of directors on a confidential basis a business combination, merger or purchase of substantially all of the assets of the Company.

7. Securities Law Obligations. You understand and agree that you are aware, and that you will advise your Representatives, that, under certain circumstances, the federal and state securities laws prohibit any person who has material, non-public information about a company from purchasing or selling securities of such a company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that the person is likely to purchase or sell those securities. You hereby represent and warrant that, as of the date hereof, neither you nor any of your affiliates beneficially owns any shares of common stock of the Company (other than shares that may be held by an affiliate representing in total less than 0.5% of the outstanding shares of the common stock of the Company).

8.	Miscellaneous.

8.1 Effect of Agreement. You agree that, unless and until a final definitive agreement providing for a negotiated Transaction has been executed and delivered by the Company and you, neither the Company nor you will be under any legal obligation of any kind whatsoever, and have no legal liability, (including, without limitation, any fiduciary obligations) with respect to a possible negotiated Transaction by virtue of this letter agreement except for the matters specifically agreed to herein. You further acknowledge and agree that the Company reserves the right, in its sole discretion, to both reject any and all proposals made by you or your Representatives with regard to a possible negotiated Transaction, and to terminate discussions and negotiations with you or your Representatives at any time for any reason or no reason and with or without notice to you. You also understand and agree that this letter agreement (a) does not limit the Company or its Representatives from entering into negotiations and discussions with another party for a possible negotiated transaction in lieu of a Transaction with you and entering into a definitive agreement with respect thereto without prior notice to you or your Representatives, (b) does not limit the Company or its Representatives from changing in any way its process for considering the Transaction or any transaction in lieu of the Transaction without prior notice to you or your Representatives, and (c) does not obligate the Company or its Representatives to provide you with any Evaluation Material.

8.2 Waiver; Amendments. It is understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. This agreement may be modified or waived only by a separate writing by the Company and you expressly so modifying or waiving this agreement.

8.3 Severability; Entire Agreement. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of any other provisions of this letter agreement, which shall remain in full force and effect. This letter contains the entire agreement between the Company and you concerning the subject matter hereof and supersedes all previous agreements, written or oral, relating to the subject matter hereof.

8.4 Remedies. It is further understood and agreed that money damages will not be a sufficient remedy for any breach of this letter agreement by you or any of your Representatives and, in addition to all other remedies that the Company or its Representatives may have, the Company and its Representatives shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach and you hereby waive any requirement for the securing or posting of any bond in connection with such remedy. Such remedies shall not be deemed to be the exclusive remedies for a breach by you of this letter agreement but shall be in addition to all other remedies available at law or equity to the Company.

8.5 Governing Law. This letter agreement and all controversies arising from or relating to performance under this letter agreement shall be governed by and construed in accordance with the laws of the State of New York. In connection with any dispute arising out of this letter agreement, you irrevocably and unconditionally (a) consent to submit to the exclusive jurisdiction of the courts of the State of New York and of the United States of America, in each case located in the City of New York, (b) agree not to bring any claim regarding such a dispute in any other court, and (c) waive unconditionally any objection to the laying of venue in such forum, including any claim of inconvenient forum. You further agree that service of any process, summons, notice or document by U.S. registered mail to you at the address above (attn. General Counsel) shall be effective service of process for any action, suit or proceeding brought against you in any such court. You agree that a final judgment in any such dispute shall be conclusive and may be enforced in other jurisdictions by suits on the judgment or in any other manner provided by law.

8.6 Binding Effect. This letter agreement shall be binding upon you and your respective successors and assigns and shall inure to the benefit of, and be enforceable by, the Company and its respective successors and assigns.

8.7 Counterparts. This letter agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. This letter agreement or any counterpart may be executed and delivered by facsimile copies, each of which shall be deemed to be an original.

8.8 Term. This letter agreement will terminate two (2) years from the date hereof, provided that the confidentiality and non-use obligations of you and your Representatives shall survive thereafter with respect to any Evaluation Materials that are retained by your or any of your Representatives for so long as they are retained.

(Signature page follows)

Please confirm your agreement with the foregoing by signing and returning one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between you and the Company.

Very truly yours,

Reis, Inc.

By:	/s/ Mark P. Cantaluppi
Name: Mark P. Cantaluppi
Title: Vice President, CFO

Accepted and agreed as of the date first written above:

Moody’s Corporation

By:	/s/ David B. Platt
	Name:	David B. Platt
	Title:	Managing Director – Head of Corporate Development